NCG Securities, LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69033

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   <u>01/01/19</u>   AND ENDING   <u>12/31/19</u>
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NCG Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>12 Broad Street</u>
(No. and Street)

<u>Red Bank</u>   <u>NJ</u>   <u>07701</u>
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

<u>Domenic Dipiero</u>   <u>(732) 741-8400</u>
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>WithumSmith + Brown, PC</u>
(Name - if individual, state last, first, middle name)

<u>1411 Broadway, 23rd Floor</u>   <u>New York</u>   <u>NY</u>   <u>10018</u>
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

NCG Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Domenic DiPiero, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NCG Securities, LLC for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Managing Member/CEO and Principal
Title

Subscribed and sworn
to before me


4-13-2020

+

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of NCG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NCG Securities, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2013.

April 13, 2020

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

NCG Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	243,435
Prepaid expenses		4,625
Total assets	$	248,060

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	4,733
Due to related party		15,953
Total liabilities		20,686
Member's Equity		227,374
Total liabilities and member's equity	$	248,060

The accompanying notes are an integral part of this financial statement.

1. Organization

NCG Securities, LLC (the "Company") is a New Jersey Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activity is earning commissions on selling variable life insurance. Its other revenue may be derived from private placement of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2019 and December 31, 2019, the Company had no receivables, contract assets or contract liabilities.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. **Related Party Transactions**

The Company has an expense sharing agreement with a company under common ownership. Pursuant to the agreement the affiliate provides general and administrative support to the Company and the Company has no obligation, direct or indirect, to compensate or reimburse the affiliate for such expenses. The aggregate value of these items for the year ended December 31, 2019 has been determined by management to approximate $55,000.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

As compensation for placement agent services, the Company earned Class D stock profit interest units in an entity whose management is related to management of the Company. The units are subject to a threshold value as set forth in the restricted unit award agreement. Based on this threshold, the Company believes these units have no value as of December 31, 2019.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $222,749, which exceeded the required minimum net capital of $5,000 by $217,749.

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

5. **Subsequent Events**

Management is currently evaluating the onset of the COVID-19 pandemic and its impact on the world, financial markets and broker-dealer industry. Management has concluded that while it is reasonably possible that the virus could have a negative or positive effect on the Company's financial position, the results of its operations and its cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.